UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

iFresh Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

449538 107

(CUSIP Number)

Long Deng
iFresh Inc.
2-39 54th Avenue
Long Island City, NY 11101
(718) 628 6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

CUSIP No. G97223104	13D/A

1	NAME OF REPORTING PERSON Long Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,382,639
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,382,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,382,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.69%(1)
14	TYPE OF REPORTING PERSON* IN

(1) Calculated based on 14,282,497 shares of the Issuer’s common stock issued and outstanding as of June 15, 2018.

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CUSIP No. G97223104	13D/A

1	NAME OF REPORTING PERSON Lilly Deng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,382,639
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,382,639

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,382,639
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.69%(1)
14	TYPE OF REPORTING PERSON* IN

(1) Calculated based on 14,282,497 shares of the Issuer’s common stock issued and outstanding as of June 15, 2018.

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EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the Original Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on March 21, 2017, as amended on May 30, 2017 (the “Original Schedule 13D”). This Amendment, together with the Original Schedule 13D, is hereby referred to as the “Schedule 13D.” As described in more detail in Item 5 below, as of June 14, 2018, Mr. Long Deng sold an aggregate of 897,361 shares of the Issuer’s Common Stock to four third party buyers.  Accordingly, the Reporting Persons’ beneficial ownership in the Issuer deceased to approximately 72.69% of shares of outstanding Common Stock as of June 14, 2018.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.0001 per share (“Common Stock”), of iFresh Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive office is 2-39 54th Avenue, Long Island City, NY 11101.

Item 2.	Identity and Background.

(a)       This Schedule 13D is filed by Mr. Long Deng and Ms. Lilly Deng. Mr. Deng and Ms. Deng are married.

(b)       The business address for each of the reporting persons is c/o iFresh Inc., 2-39 54th Avenue, Long Island City, NY 11101.

(c)       Mr. Deng if the Chief Executive Officer and Chief Operating Officer of the Company. Ms. Deng is the Vice President of Legal and Finance of the Company.

(d)       During the past five years, neither Mr. Deng nor Ms. Deng has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)       During the past five years neither Mr. Deng nor Ms. Deng has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Deng and Ms. Deng are citizens of the United States of America.

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Item 3.	Source and Amount of Funds and Other Consideration.

On February 10, 2017, pursuant to the merger agreement (the “Merger Agreement”) dated as of July 25, 2016, by and among the Company (as successor to E-compass Acquisition Corp. (“E-compass”)) and the persons named in the Merger Agreement, Mr. Deng received 11,120,000 shares of the Common Stock in exchange for his equity interest in NYM Holding Inc. (“NYM”). In connection with the Company’s acquisition of NYM (the “Acquisition”) and pursuant to the Merger Agreement:

•	The Company, certain former NYM stockholders (including Mr. Deng and Ms. Deng), and certain other stockholders of the Company entered into a Voting Agreement to set forth their agreements and understandings with respect to how shares of the Common Stock held by them will be voted. The parties agreed to vote their shares of Common Stock as necessary to ensure that the size of the Board of Directors of the Company after the consummation of the Acquisition will be five members until two years after the closing of the Acquisition. The parties also agreed to vote their shares of Common Stock to ensure the election of one member of the Board of Directors of the Company designated by the former E-compass shareholders party to the agreement, who must initially be qualified as an independent director pursuant to the rules of any stock exchange on which the Company may be listed, and four members designated by the former NYM stockholders, of which two designees must qualify as an independent director pursuant to the rules of any stock exchange on which the Company may be listed.

•	In connection with the Acquisition, the Company and certain former NYM stockholders entered into a Registration Rights Agreement to provide for the registration of the common stock being issued to the former NYM stockholders in connection with the Acquisition. The former NYM stockholders are entitled to “piggy-back” registration rights with respect to registration statements filed following the consummation of the Acquisition. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

•	2,400,000 of the shares of Common Stock to be issued in connection with the Acquisition were placed in escrow pursuant to an escrow agreement (the “Escrow Agreement”). Such shares could be released to the Company to satisfy NYM’s indemnification obligations to the Company, if any. 2,224,000 of the shares in escrow belong to Mr. Deng and the remaining 176,000 of such shares belong to other former shareholders of NYM. Pursuant to the Escrow Agreement, Mr. Deng has the right to vote the shares held in escrow for such time as they are in escrow. The shares held in escrow were removed from escrow one year after the closing of the Acquisition.

•	Mr. Deng entered into a lock-up agreement pursuant to which Mr. Deng agreed not to transfer the shares of Common Stock owned by him until one year after the closing of the Acquisition.

On May 10, 2017, Mr. Deng entered into an agreement to purchase an aggregate of 280,000 shares of Common Stock from two third party sellers for an aggregate of $2.5 million (or $8.93 per share). Fifty-Six thousand shares were purchased immediately, and the remaining shares were purchased over a three month period thereafter.

On May 22, 2017, Mr. Deng entered into an agreement to sell an aggregate of 20,000 shares of Common Stock to two third party buyers for an aggregate sales price of $178,571 (or $8.93 per share).

On June 14, 2018, Mr. Deng sold an aggregate of 897,361 shares of Common Stock to four third party buyers for an aggregate sales price of $8,524,929.50 (or $9.50 per share), pursuant to stock purchase agreements entered into as of May 2, 2018, May 3, 2018, May 31, 2018 and June 14, 2018, respectively.

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Item 4.	Purpose of Transaction.

The transactions reported in this Schedule 13D were engaged in in order to liquidate the holdings of two significant stockholders that wished to liquidate their investment in the Company. The reporting persons may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as discussed above, and except for their activities as officers and directors of the Company, the reporting persons do not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a) Mr. Deng and Ms. Deng are the beneficial owners of 10,382,639 shares of Common Stock, or approximately 72.69% of the Company’s outstanding Common Stock. Mr. Deng beneficially owns 10,382,639 shares of Common Stock directly.

(b) Mr. Deng and Ms. Deng share beneficial ownership of the shares of Common Stock beneficially owned by Mr. Deng. Of the shares beneficially owned, Mr. Deng and Ms. Deng shared voting power over 176,000 shares of Common Stock with a third party pursuant to the terms of the Voting Agreement incorporated by reference into this Schedule as Exhibit 3 (the “Voting Agreement”). Mr. Deng and Ms. Deng no long have voting power over the 176,000 shares of Common Stock as a result of the release of those shares from escrow.

(c) Other than the transactions reported in Item 3 of this Schedule 13D, the reporting persons have not effected any transactions in the Ordinary Shares in the past 60 days.

(d) The persons named in the Voting Agreement have the pecuniary interest in the shares of Common Stock specified therein.

(e) Not applicable.

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Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure contained in Item 3 is incorporated into this item by reference.

Item 7.	Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, dated as of March 20, 2017 among the reporting persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. (previously filed)

2.	Lock up Agreement dated February 10, 2017 between the Company and Long Deng. (previously filed)

3.	Voting Agreement (incorporated by reference to Exhibit 10.5 in the Company’s Current Report on Form 8-K dated February 10, 2017).

4.	Registration Rights Agreement (incorporated by reference to Exhibit 10.6 in the Company’s Current Report on Form 8-K dated February 10, 2017).

5.	Escrow Agreement (previously filed)

6.	Purchase Agreement dated May 10, 2017 with Haiquan Chen (previously filed)

7.	Purchase Agreement dated May 10, 2017 with Shunwah Gee (previously filed)

8.	Purchase Agreement dated as of May 2, 2018 with Hongtao Xu

9.	Purchase Agreement dated as of May 3, 2018 with Zhang Wen Liang

10.	Purchase Agreement dated as of May 31, 2018 with Ruifang Wu

11.	Purchase Agreement dated as of June 14, 2018 with Hangfei Lin

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 2018

/s/ Long Deng
Long Deng

/s/ Lilly Deng
Lilly Deng

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